Filed by Medco Health Solutions, Inc. pursuant to Rule 425

under the Securities Act of 1933 and deemed filed pursuant

to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Accredo Health, Incorporated

Subject Company’s Exchange Act File No.: 0-25769

Medco Health Solutions, Inc.

Acquisition of

Accredo Health, Incorporated

Accredo Employees’ Frequently Asked Questions

Dated March 15, 2005

General Benefits Coverage

Q1:	Will my benefits change as a result of the transaction?

A1:	Medco has committed to provide at least the same level of benefits we currently have in the aggregate through December 31, 2007 with regards to the medical, dental, vision, prescription drug, group legal, flexible spending accounts, short-term and long-term disability, 401(k) incentive savings plans, life insurance and Employee Assistance Program.

Health and Welfare Coverage

Q2:	Will we transition to Medco’s benefit plans?

A2:	No. Consistent with Medco’s plan to operate and manage Accredo as an independent business, retaining its business model and brand, for the foreseeable future we will continue to maintain our own plans and provide the benefits we currently have in place. As in the past, in the normal course of business, there may be adjustments such as to premiums and co-insurance. Keep in mind that Accredo, like other companies, reviews, evaluates, and updates its benefit programs from time to time.

Paid Time Off and Paid Holidays

Q3:	What will happen to my Accredo Paid Time Off (PTO) bank once the transaction is complete?

A3:	Your PTO bank will not be affected by the transaction.

Q4:	Will the PTO accrual I am currently eligible for remain the same?

A4:	The PTO accrual will remain the same for at least this year and next. While there is no intention to change the accrual, please remember that Accredo, like most employers, periodically reviews, evaluates, and updates its benefit programs and policies as appropriate.

Q5:	Will Accredo keep the same paid holidays?

A5.	Yes. Accredo will continue to recognize the following holidays:

New Year’s Day

Memorial Day

Labor Day

Independence Day

Thanksgiving

Day after Thanksgiving

Christmas Day

Medco Health Solutions, Inc.

Acquisition of

Accredo Health, Incorporated

Accredo Employees’ Frequently Asked Questions

Dated March 15, 2005

Accredo Discretionary Bonus Plan

Q6:	Will we still be eligible for the Accredo discretionary bonus for fiscal year 2005 in September of this year?

A6:	Yes, the fiscal year 2005 bonus will be paid in accordance with Accredo policy. Our actual results on EPS and revenue growth against the goals the Board of Directors set at the beginning of fiscal year 2005 will determine the actual bonus payout.

Q7:	Will we be eligible for a discretionary bonus in 2006?

A7:	Yes, however, we will be changing our operating year to a calendar year beginning January 1, 2006. In March 2006, you will be eligible for a pro-rated bonus for the performance period July 1 – December 31, 2005. The first full year bonus program will begin in January 2006, payable in March 2007.

Accredo Incentive Savings 401(k) Plan

Q8:	Will the Accredo 401(k) plan be terminated?

A8:	No. For the foreseeable future, the Accredo 401(k) Plan will be continued subject to its terms.

Q9:	Will we be able to roll into Medco 401(k) plan?

A9:	No, the Medco 401(k) plan will not be open to Accredo employees.

Q10:	How will the vesting of my Accredo 401(k) account be affected?

A10:	The transaction will not affect your 401(k) vesting. You will continue to vest according to the plans terms.

Q11:	How will the loan against my current Accredo 401(k) account be affected?

A11:	The transaction will not affect your outstanding loan.

Accredo Employee Stock Purchase Plan

Q12:	How will the transaction affect my participation in the Accredo Employee Stock Purchase Plan?

A12:	The current offering period under the plan that began on January 1, 2005 will continue and will end on either June 30 or the day before the transaction closes, whichever occurs first. Your contributions will be used to purchase Accredo stock and you would then be treated like any other shareholder in the transaction.

Medco Health Solutions, Inc.

Acquisition of

Accredo Health, Incorporated

Accredo Employees’ Frequently Asked Questions

Dated March 15, 2005

Q13:	Can I participate in the ESPP after the transaction closes?

A13:	At the time of the closing, the Accredo shares remaining in the ESPP will be converted into Medco stock. The ESPP will then be offered on Medco stock on the same basis that Accredo stock is offered until all of the shares of Medco stock authorized in the plan have been purchased.

Q14:	What will happen to the Accredo shares I own at the effective date of the transaction?

A14:	Those shares will be treated like any other outstanding shares of Accredo stock. On the date of the transaction, the Accredo shares will be canceled and you will receive $22.00 and approximately one-half of a share of Medco stock for each share of Accredo stock you own. The exact conversion factor will be determined at the effective time of the close and more detailed communications about the conversion process will be distributed in the future. Assume for example, that the offering period ends and 100 shares of Accredo stock are purchased in your ESPP account. Those 100 shares would convert at the effective time into $22.00 and a number of shares of Medco stock determined by the conversion factor.

Stock Options

Q15:	What will happen to my vested and unvested Accredo stock options?

A15:	Upon the effective time of the transaction, all outstanding Accredo stock options will become fully vested and exercisable. If this accelerated vesting causes incentive stock options to exceed the $100,000.00 annual vesting limitation, the excess options shall be deemed to be non-qualified stock options. Please consult with your tax advisor to determine the tax implications.

The Accredo options will be converted on the effective date of the close into options to purchase shares of Medco Health Solutions, Inc. The conversion is intended to maintain, as closely as possible, the financial position of option holders immediately before and after the transaction in relation to the total consideration paid to Accredo shareholders in the transaction.

More details about the exact conversion factor will be available when the S-4 is filed with the SEC, which is expected to occur at the end of March, 2005.

You decide when to exercise your options. There are no deadlines as a result of the transaction other than those already in existence in the plan document such as the expiration date of the grant. Your converted Medco options will have the same terms as the Accredo options. Their expiration date (generally ten years from the original grant date) remains the same.

Q16:	Will I receive stock and cash for my Accredo options like the stockholders?

A16:	No. The cash portion of the transaction consideration will be factored into the conversion formula used to convert the Accredo options into Medco options.

Medco Health Solutions, Inc.

Acquisition of

Accredo Health, Incorporated

Accredo Employees’ Frequently Asked Questions

Dated March 15, 2005

Q17:	Am I authorized to exercise my vested options between now and the effective date of the transaction?

A17:	Vested options can be exercised subject to Accredo’s general policies regarding insider trading. All non-restricted employees can trade Accredo stock at any time. Employees on the restricted trading list may trade during the open window period (which closes Thursday, March 17, 2005), however, as specified in our insider trading policy, you must still notify Tom Bell, General Counsel in advance of your intention to trade. This guidance does not supersede any specific instructions you may have received from Tom Bell that you cannot trade for any reason. If you have any questions about whether you can buy or sell Accredo stock, please contact Kerry Finney at 901-381-7442.

Q18:	How do I exercise my vested options after the close?

A18:	Your options will have the same term as they did before the transaction. The procedures for exercising options are not expected to change. Contact Smith Barney at 1-866-785-7526 or on the web at www.benefitaccess.com.

Q19:	Will I be eligible for Medco discretionary stock options in the future?

A19:	Annual option grants are expected to be made in 2005 consistent with Accredo past practice. However, the number of shares may change to reflect the value of Medco stock. Beginning in 2006, annual option grants will be made at the same time as the Medco annual grants (February 2006) and the 2006 grant will be pro-rated. Medco expects to continue annual grants; however, future granting practices are established by the Medco Board of Directors and cannot be determined at this time.

Performance Management Process

Q20:	Will the year-end performance reviews be conducted and merit increases be processed in September 2005?

A20:	Yes. They will occur consistent with Accredo past practice. For 2006, the annual performance management process will transition to the Medco common review date. Merit increases will occur in April 2006 and will be pro-rated at that time.

Miscellaneous

Q21:	Will Medco honor my years of service with Accredo?

A21:	Yes. Medco will count your Accredo years of service for eligibility and vesting under benefit plans.

Q22:	If I have a question my supervisor or manager is unable to answer, whom do I call?

A22:	You can direct any questions to your Human Resources Director.

Safe Harbor Statement

This document contains statements that constitute forward-looking statements within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, both as amended by the Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements regarding benefits of the proposed transaction, expected synergies, anticipated future financial and operating performance and results. These statements are based on the current expectations of management of both companies. There are a number of risks and uncertainties that could cause actual results to differ materially. For example, the companies may be unable to obtain stockholder or regulatory approvals required for the transaction; problems may arise in successfully integrating the businesses of the two companies; the transaction may involve unexpected costs; the combined company may be unable to achieve cost-cutting synergies; the businesses may suffer as a result of uncertainty surrounding the transaction; and the industry may be subject to future regulatory or legislative actions. Other unknown or unpredictable factors also could have material adverse effects on future results, performance or achievements of the two companies. This document includes certain non-GAAP financial measures as defined under SEC rules. As required by SEC rules, we have posted our press release, including certain supplemental information, on the Investor Relation’s section of www.medco.com.

Additional Information and Where to Find It

In connection with the proposed transaction, Medco intends to file a registration statement, including a proxy statement of Accredo Health, Incorporated and other materials with the Securities and Exchange Commission (SEC). Investors are urged to read the registration statement and other materials when they are available because they contain important information. Investors will be able to obtain free copies of the registration statement and proxy statement, when they become available, as well as other filings containing information about Medco and Accredo, at the SEC’s Internet site (http://www.sec.gov). These documents also may be accessed and downloaded for free from Medco’s Investor Relations Web site, www.medco.com, or obtained for free by directing a request to Medco Health Solutions, Inc. Investor Relations Department, 100 Parsons Pond Drive, F1-6, Franklin Lakes, NJ, 07417. Copies of Accredo’s filings may be accessed and downloaded for free at Accredo’s Investor Relations Web site, www.accredohealth.net, or obtained for free by directing a request to Accredo Health, Incorporated Investor Relations, 1640 Century Center Parkway, Memphis, TN, 38134.

Medco, Accredo and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from Accredo stockholders in respect of the proposed transaction. Information regarding Medco’s directors and executive officers is available in Medco’s proxy statement for its 2004 annual meeting of stockholders, dated March 19, 2004, and information regarding Accredo’s directors and executive officers is available in Accredo’s proxy statement, dated Oct. 19, 2004, for its 2004 annual meeting of stockholders. Additional information regarding the interests of such potential participants will be included in the registration and proxy statement and the other relevant documents filed with the SEC when they become available.